OPPENHEIMER SELECT MANAGERS-QM ACTIVE BALANCED FUND - REPORT OF SHAREHOLDER MEETING (UNAUDITED)

         On August 29, 2003 a special shareholder meeting was held to approve an Agreement and Plan of Reorganization by and between Oppenheimer Select Managers-QM Active Balanced Fund (the "Fund") and Oppenheimer Multiple Strategies Fund, and the transactions contemplated thereby, as described in the Fund's proxy statement for that meeting. The proposal was approved by the shareholders (Proposal No. 1). The following is a report of the votes cast:

FOR                       AGAINST                    ABSTAIN                   TOTAL

715,027.833               3,402.357                  5,291.575                 723,721.765